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FORM 12B-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 333-86982
CUSIP NUMBER 543007 10 8
(Check One) ☒ Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR

For Period Ended: December 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION

Full Name of Registrant LONGBOW MINING CORP
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 186 Stevens Drive
City, State and Zip Code West Vancouver, BC, Canada, V7S 1C4

PART II - RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K,
☒ Form 20-F, 11-K, Form 10Q or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and;

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The preparation of the Company's financial statements by management and the review of the financial statements by its independent accountants has taken longer than anticipated and cannot be completed by the required filing date of December 31, 2002 without unreasonable effort and expense. The Company anticipates filing its 10K Annual Report within the fifteen-day extension period.

PART IV - OTHER INFORMATION
  Name and telephone number of person to contact in regard to this notification

Ernest Cheung - Secretary/Director            (604)                     689-4407
(Name) (Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

   Longbow Mining Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2003    By        /s/ Ernest Cheung
                                          Ernest Cheung, Secretary/Director